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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Red Lion Hotels Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

756764106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 756764106	Page 2 of 5 Pages

1.	Names of Reporting Persons. Donald K. Barbieri
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization : United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 819,336 shares
	6.	Shared Voting Power 126,767 shares
	7.	Sole Dispositive Power 819,336 shares
	8.	Shared Dispositive Power 126,767 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 946,103 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9%
12.	Type of Reporting Person (See Instructions) IN

Page 3 of 5 Pages

Item 1.

	(a)	Name of Issuer
Red Lion Hotels Corporation

	(b)	Address of Issuer’s Principal Executive Offices
201 West North River Drive, Suite 100, Spokane, WA 99201

Item 2.
	(a)	Name of Person Filing Donald K. Barbieri

	(b)	Address of Principal Business Office or, if none, Residence 201 W. North River Dr. #100, Spokane, WA 99201

	(c)	Citizenship United States of America

	(d)	Title of Class of Securities Common Stock, $0.01 par value

	(e)	CUSIP Number 756764106

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-US investor in accordance with 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If filing as a non-US institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify type of institution:

Page 4 of 5 Pages

Item 4.		Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of December 31, 2012, Donald K. Barbieri may be deemed to beneficially own 946,103 shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. These include (i) 666 shares held in his account under a 401(k) plan; (ii) 1 share held in the Smith-Barbieri Trust, with respect to which Mr. Barbieri has shared voting and dispositive power; and (iii) 126,766 shares held in a joint account, with respect to which Mr. Barbieri has shared voting and dispositive power. Mr. Barbieri disclaims beneficial ownership of the share held in the Smith-Barbieri Trust.

	(b)	Percent of class: For information regarding percent of class with respect to the above listed shares, refer to Item 11 of the Cover Pages

	(c)	Number of shares as to which the person has: For information on voting and dispositive power with respect to the above listed shares, refer to Items 5-8 of the Cover Pages

Item 5.		Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.		Identification and Classification of Members of the Group

Not applicable

Item 9.		Notice of Dissolution of Group

Not applicable

Item 10.		Certification

Not applicable

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	2/13 /2013	/s/ Donald K. Barbieri